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                              March 17, 2023

       Steven Arenal
       Chief Executive Officer
       Lucent, Inc.
       1633 East Fourth Street
       Suite 148
       Santa Ana, CA 92701

                                                        Re: Lucent, Inc.
                                                            Amendment No. 2 to
Form 10
                                                            Filed March 3, 2023
                                                            File No. 000-56509

       Dear Steven Arenal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10 filed March 3, 2023

       General

   1. We note your response to comment 11 of our letter. Please revise the disclosure throughout to clearly
reference the prior registration statement on Form S-1 that was declared effective on
April 13, 2020, disclose the reporting obligations that commenced upon effectiveness of
that registration statement, and clearly disclose the delinquency of the company by failing
to file the required periodic reports. Please also revise your disclosure throughout
to address the risks associated with failure to file the Exchange Act reports. Lastly, please
include a separate risk factor relating to the risks.
 Steven Arenal
FirstName
Lucent, Inc.LastNameSteven Arenal
Comapany
March       NameLucent, Inc.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

2. We partially reissue comment 3. Please update the information in this section as of the most recent practicable date. The current disclosure is as of July 31, 2018.
Item 5. Directors and Executive Officers, page 12

3. We note your response to comment 4 of our letter and reissue our comment. Please provide at least 5 years of experience for Mr. Arenal, including clear disclosure of any experience with shell companies. For example, we note that Mr. Arenal is listed as the
         CEO for Tenaya Group Inc. Please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Please identify any conflicts associated with having at least two companies that would currently be seeking merger candidates.
Financial Statements as of and for the six months ended November 30, 2022 and 2021, page F-
14

4. We reissue our comment 10 as the header on page F-14 continues to refer to the notes to the interim financial statements as audited instead of unaudited. In addition, please revise the header on page F-7 to refer to notes to the audited financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Byron Thomas, Esq.